UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Cyanotech Corporation

(Name of Issuer)

Common Stock,

par value $0.02 per share

(Title of Class of Securities)

232437-301 (CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
New Canaan, CT 06840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

No change.

 Item 3.  Source or Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

Meridian and the other Reporting Entities have previously made the following filings (the “Prior Filings”):

Filing	Date	Subject
Schedule 13D	May 9, 2016	Davis/Board action to force out CEO signals a change away from Cyanotech’s strategy to rapidly expand retail Astaxanthin sales
Amendment No. 1	May 10, 2016	Meridian’s valuation model forecasts Cyanotech’s retail-oriented business plan to be worth $20 or more per share
Amendment No. 2	May 19, 2016	Discussion of Davis/Board securities reporting and governance violations, including excerpts from Meridian’s May 6, 2016 letter
Amendment No. 3	May 25, 2016	Notice that Meridian has commenced legal action on behalf of shareholders in Federal court against Davis, RSF and Board
Amendment No. 4	July 26, 2016	Criticism of Board’s renomination of Davis prior to completion of internal investigation in apparent violation of fiduciary duties
Amendment No. 5	August 9, 2016	Criticism of Board for withholding material information from internal investigation until after shareholders cast votes for directors at annual meeting
Amendment No. 6	August 17, 2016	Review of Davis and Cyanotech disclosures that confirm long history of improper filings and existence of Davis/RSF “group”
Amendment No. 7	October 6, 2016	Analysis of evidence demonstrating long pattern of securities reporting deficiencies, “parking” and Davis/RSF “group”
Amendment No. 8	October 18 2016	Davis and RSF “spiritual” alignment and how their agenda is contrary to the interests of other shareholders
Amendment No. 9	January 17, 2017	Davis/RSF collaboration on Filigreen Farm, a precursor to their collaboration and “group” at Cyanotech
Amendment No. 10	January 19, 2017	Analysis of RSF telling one story to the SEC concerning owning public shares and another story to its supporters and donors
Amendment No. 11	January 23, 2017	Analysis of Davis’ attempt to side-step Section 4943 of the Internal Revenue Code by “parking” shares with RSF
Amendment No. 12	February 15, 2017	Discussion of Meridian’s decision to drop Cyanotech from the ongoing litigation in order to protect shareholders from bearing the cost of defending Davis’ actions

The following supplements the information provided in the Prior Filings.

Background

Meridian has received multiple requests to provide an update on the litigation that it commenced relating to the Federal securities reporting deficiencies of Cyanotech’s board chairman and largest shareholder, Michael Davis.  Meridian filed its action against Davis, Rudolf Steiner Foundation (RSF), and the company after Cyanotech’s board of directors refused to discuss the issues raised in Meridian’s May 6, 2016 letter.  As discussed in Amendment No. 12, Meridian dropped Cyanotech from the litigation in order to protect the company’s shareholders from bearing the cost of defending Davis’ actions.

A copy of Meridian's original complaint, which includes the May 6, 2016 letter as an exhibit, may be obtained at the following web address:

https://drive.google.com/open?id=0B8MjSICzQPrKaEZrTEtHdXQtQUU.

In Amendment No. 3, Meridian explained that when it delivered the May 6, 2016 letter, it believed that the company’s audit committee chairman was the best and most likely person to lead an effort to reform Cyanotech’s governance problems.  Instead, that individual resigned from the board of directors on May 17, 2016, just days following the board’s receipt of Meridian’s letter. One possible interpretation is that the audit chairman attempted to take the appropriate actions in response to Meridian's May 6, 2016 letter, was blocked and therefore considered it impossible to continue to serve on Cyanotech's board of directors.

After Meridian commenced its legal action, Cyanotech’s board appointed a special committee to investigate the matters discussed in Meridian’s May 6, 2016 letter.  The special committee disclosed the results of its investigation in a Form 8-K filing on September 9, 2016.  In the filing, the committee (i) denied the existence of any material corporate governance issues, (ii) called Davis’ long track-record of Federal securities reporting deficiencies “immaterial,” and (iii) acknowledged that “certain of the facts relating to the relationship between Mr. Davis and RSF could be consistent with the existence [of] a group” but deferred to Davis on whether his relationship with RSF created any “group” issues for the Davis/RSF investment partnership or for the company.  Davis and RSF ultimately did file a Schedule 13D announcing their “group” status on March 17, 2017, but only after the company had spent more than $1 million in legal fees defending them against the issues raised in Meridian’s letter and legal complaint.

It is hard to view the special committee’s investigation and report as anything other than an attempt to white wash the allegations against Davis.  This is shown, in part, by the board of directors renominating Davis to serve another term as director before the special committee completed its investigation (see Amendment No. 3).  Next, the board managed the annual meeting calendar so Cyanotech shareholders were required to cast their annual meeting ballots (August 25, 2016) just prior to the date the results of the investigation were reported (September 9, 2016).  Such blatant disregard for proper governance practices is part of an ever-growing list of fiduciary violations by Cyanotech’s board of directors.

Following the special committee’s investigation, the company and Davis began making minimal disclosures on the close long-term relationship between Davis and RSF, including the March 17, 2017 “group” filing, but neither Davis nor the company has yet to say anything relating to the agenda of Cyanotech’s long secret Davis/RSF control group.  Cyanotech is not the only agricultural operation controlled by the Davis/RSF partnership.  Davis/RSF also own and operate Filigreen Farm, a Northern California vineyard.  Filigreen Farm is not public, but it does promote itself and is very clearly and proudly run by Davis/RSF according to the principles established by Rudolf Steiner, principles known as “biodynamic” agriculture.  Finding a neutral source of information on biodynamic agriculture is difficult – its adherents obviously have positive views while most others express strong skepticism.  Wikipedia, after describing some of its beliefs and practices, notes that “Biodynamic agriculture lacks strong scientific evidence for its efficacy and has been labeled a pseudoscience because of its overreliance upon esoteric knowledge and mystical beliefs.”  The Wikipedia entry reports that Peter Treue, an agricultural researcher at the University of Kiel, characterized biodynamics as pseudoscience and “that some biodynamic preparations more resemble alchemy or magic akin to geomancy.”  Wikipedia also quotes skeptic, Brian Dunning, who wrote, "the best way to think of 'biodynamic agriculture' would be as a magic spell cast over an entire farm.”

Do Davis and RSF Have a Secret Agenda?

In Meridian’s first Schedule 13D filing, it called out “Cyanotech's practice of conducting no out-bound investor relations – the Company conducts no earnings calls, participates in no investor conferences, does no investor road shows and, as far as we know, hasn't even produced a corporate PowerPoint.”  Meridian explained that it had changed its filing status to that of an active Schedule 13D filer after noting “the Company has of late been pursuing actions that are both inexplicable and unexplained.”  After a committed period of investigation, Meridian subsequently learned of the Davis/RSF investment partnership, their joint ownership of Filigreen Farm, and the strong interest of the partners in the biodynamic agricultural philosophies of Rudolf Steiner.

Meridian now believes the explanation for Cyanotech’s highly unusual communication practices stems from Davis’ desire to keep secret that the company is controlled by people that believe passionately in Steiner’s teachings concerning cosmic forces, spiritual hierarchies, clairvoyance, and reincarnation.  Further, RSF makes clear in its literature and on its website that it has a very strong anti-growth agenda, an agenda that Davis apparently shares given his long and close relationship with RSF, his partnering with RSF on Filigreen Farm and his very significant financial support for RSF and its programs.

In its original Schedule 13D filing and in Amendment No. 1, Meridian discussed the significant growth and value-creation potential at Cyanotech and its concern that the company might sacrifice this potential if it did not increase production of its astaxanthin product.  Meridian now worries that the Cyanotech’s long-running failure to improve its production techniques might not be the result of failing efforts, but might actually be by design – an anti-growth design proscribed by Rudolf Steiner and advocated on RSF’s website and in its literature.  There is no denying that

Cyanotech has greatly underperformed the market and, Meridian believes, its potential under the leadership of RSF’s investment partner, Michael Davis.  Given Davis’ poor performance as a board member and chairman and the growing body of information being gathered on Davis’ likely agenda and his decisions to conceal that agenda, the continued support of Davis by Cyanotech’s other directors has to create questions as to whether those other directors are knowing participants in the hidden Davis/RSF agenda and the continuing efforts to conceal that agenda.

Whether or not other members of Cyanotech’s board are participants in the Davis/RSF agenda, Meridian believed it was in the best interests of the company’s shareholders to remove Cyanotech from the litigation in an effort to end the company’s financing of what, in Meridian’s opinion, was excessive spending on attorney’s fees.  Meridian disclosed and discussed these topics in Amendment No. 12.

Status of Current Litigation

Meridian filed its Third Amended Complaint (“TAC”) in Nevada Federal district court on April 17, 2017.  A copy of the TAC may be obtained at the following web address:

https://drive.google.com/open?id=0B8MjSICzQPrKRU1wYnJqRmZ2dGs

Davis and RSF filed motions to dismiss the TAC.  Davis’ motion may be obtained at the following web address:

https://drive.google.com/open?id=0B8MjSICzQPrKZDdwOWhwWm9YNGc

Meridian’s response to the motions to dismiss may be obtained at the following web address:

https://drive.google.com/open?id=0B8MjSICzQPrKUlIwRC1sVTRPSjA

Davis’ reply to Meridian’s response may be obtained at the following web address:

https://drive.google.com/open?id=0B8MjSICzQPrKYkVGVGlJdk9VQk0

In his motion to dismiss and reply, Davis makes some curious arguments.  Among these is the idea that Meridian’s complaint is moot because Section 13(d) of the Securities Exchange Act 1934 (the “Exchange Act”) isn’t applicable to the situation at Cyanotech.  On page 2 of the motion to dismiss, Davis argues that “Section 13(d) applies only when a tender offer, takeover, or other threat of a large accumulation of stock presents a risk and potential change in corporate control.”  This argument appears to be in conflict with the decades long understanding whereby hundreds of public company investors make thousands of disclosure reports under Section 13(d) of the Exchange Act every year, this notwithstanding the fact that only a very small percentage of these filings occur under the context of the investor engaging in a tender offer or other takeover effort.

Another argument made by Davis is that his failure, and potentially the company’s multi-year failure, to properly disclose the existence and nature of the relationship existing between the company’s two largest shareholders (Davis and RSF), with such relationship, (i) involving another agricultural property (Filigreen Farm), (ii) a shared philosophy of pursuing the ideas of Rudolf Steiner; and (iii) Davis paying for every single share held by RSF, is a nonissue.  It is a nonissue Davis argues, because Meridian has proven that someone willing to spend months investigating Davis and RSF, reviewing old tax returns and reading obscure investment white papers, has a chance of piecing together the facts on the Davis/RSF relationship and the agenda of the partnership.  Such argument appears to be in conflict with the guiding principle of the Securities Exchange Act of 1934, that it is the obligation of companies and insiders to disclose material facts and not the responsibility of market participants to investigate and discover material facts that investors and insiders prefer not to discuss.

It must be observed that Davis has demonstrated a pattern of operating outside of well-established public company reporting practices.  This pattern begins with his, for nearly 14 years, from the time he joined the Cyanotech board of directors in 2003 to his first Schedule 13D filing in September 2016, filing on the short-form Schedule 13G reserved for passive shareholders.  As Meridian stated in its May 6, 2016 letter, " Anyone familiar with SEC reporting requirements, whether counsel to Cyanotech or one of the parties that has assisted the Chairman with the management of his many foundations and trusts, would/should have told the Chairman that he has been filing on the wrong form. Meridian believes it inconceivable that the Chairman made filings over 14 years without becoming aware of the error. Accordingly, it seems likely that the Chairman knew or was told he was filing on the wrong form, but continued using Schedule 13G as part of an effort to minimize public disclosure and scrutiny."

Meridian has presented potential explanations for the highly-unusual actions and communication practices of Davis and Cyanotech.  These include Davis’ desire to side-step the penalties created by Internal Revenue Code Section 4943 (see Amendment No. 11) and his desire to conceal a secret agenda being pursued with his investment partner, RSF.  Whatever Davis’ motivations are eventually found to be, they will not excuse Davis from his obligations under

Section 13(d) of the Securities Exchange Act of 1934.  Davis is not entitled to operate under his own private interpretation of Federal securities laws.

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Email Meridian at: moreredalgae@meridianohc.com

FORWARD-LOOKING STATEMENTS

This filing contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian’s beliefs about Cyanotech’s prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech’s actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech’s board of directors and management, Cyanotech’s inability to overcome its production problems and other risks, some of which may be unknown.  Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.

No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meridian OHC Partners, L.P.

By: TSV Investment Partners, L.L.C.
Its: General Partner

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

Meridian TSV II, L.P.

By: TSV Investment Partners, L.L.C.
Its: General Partner

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

TSV Investment Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.

By: BlueLine Partners, L.L.C.
Its: General Partner

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director